Filed pursuant to Rule 433
Registration No. 333-157188
CenturyLink, Inc.
$350,000,000 5.150% Senior Notes, Series R, due 2017
Pricing Term Sheet
Date: June 9, 2011

Issuer:		CenturyLink, Inc.
Principal Amount:		$350,000,000
Security:		$350,000,000 5.150% Senior Notes, Series R, due 2017
Maturity:		June 15, 2017
Coupon:		5.150%
Issue Price:		99.750%
Yield to Maturity:		5.199%
Spread to Benchmark Treasury:		3.600%
Benchmark Treasury:		1.750% due May, 2016
Benchmark Treasury Yield:		1.599%
Interest Payment Dates:		June 15 and December 15, commencing December 15, 2011
Interest Calculation Convention:		30/360
Denominations:		$2,000 minimum x $1,000
Optional Redemption:		At any time at greater of Par and Make-Whole at discount rate of Treasury plus 50 basis points.
Settlement Date:		T+5; June 16, 2011
CUSIP:		156700 AQ9
ISIN / Common Code:		US156700AQ94
Joint Book-Running Managers:		Barclays Capital Inc.
	Merrill Lync	h, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the complete prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 212-834-4533 or Wells Fargo Securities, LLC at 1-800-326-5897.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.